SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	December	2013
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated December 31, 2013

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	December 31, 2013

Sonde Resources Corp. Announces Completion of Marquee Arrangement

CALGARY, ALBERTA - (Marketwired - December 31, 2013) - Sonde Resources Corp. (“Sonde”) (TSX: SOQ) (NYSE MKT: SOQ) announced today that it has received the requisite shareholder and court approval for its previously announced plan of arrangement (the "Arrangement") with Marquee Energy Ltd. and that the Arrangement has now been completed.

Pursuant to the Arrangement, Marquee acquired substantially all of the Western Canada assets of Sonde, including all of its Southern Alberta properties (the "Assets"). The Assets are primarily located in Marquee’s core area at Michichi, Alberta immediately offsetting Marquee’s lands and production. Pursuant to the Arrangement, Sonde received 21,182,492 common shares of Marquee (the "Marquee Shares") plus $15 million cash. The Marquee Shares were distributed to Sonde's shareholders in accordance with the terms and conditions of the Arrangement. Sonde retained the cash received.

Contact Information

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Rene Beaumier, Chief Financial Officer
Phone: (403) 503-7931
Fax:     (403) 216-2374
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	December 31, 2013	By:	/s/ Rene P. Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer